EXHIBIT 12.1

Statement of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30, 2009	Year Ended December 31
		2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Including interest on deposits (1)	1.68	1.42	1.35	1.40	1.59	1.68
Excluding interest on deposits (2)	2.32	1.97	1.80	1.86	2.07	2.10

(a) Net income from continuing operations	$5,381	$ 7,731	$ 7,155	$ 6,879	$ 6,424	$5,732
(b) Income taxes	2,159	3,384	3,020	2,885	2,582	2,123
(c) Interest expese on deposits	5,436	14,976	16,222	13,039	6,941	4,409
(d) Interset expense on borrowings	5,210	11,427	12,684	11,410	8,395	7,136
(e) Dividends on preferred shares	490	---	---	---	---	---

(1) (a+b+c+d+e)/(c+d+e)
(2) (a+b+d+e)/(d+e)